EXHIBIT 21.1

CORPORATE ORGANIZATIONAL STRUCTURE:

PC Connection, Inc., a Delaware corporation, is the parent company of the following wholly-owned subsidiaries:

1. PC Connection Sales Corporation, a Delaware corporation.

2. GovConnection, Inc., a Maryland corporation.

3. MoreDirect, Inc., a Florida corporation.

4. Professional Computer Center, Inc. d/b/a ValCom Technology, an Illinois corporation.